Filed by Companhia Siderurgica Nacional
                  under its name translated into English: National Steel Company pursuant to Rule 425 under the Securities Act of 1933
                                        and deemed filed pursuant to Rule 14a-12
                                       under the Securities Exchange Act of 1934

                                Subject Company: Wheeling-Pittsburgh Corporation
                                                 Commission File No.: 000-50300


The following articles were published on August 30, 2006 concerning the proposed strategic alliance between Wheeling-Pittsburgh Corporation and Companhia Siderurgica Nacional. The following articles contain forward looking statements as discussed more fully below.


PITTSBURGH POST-GAZETTE
-----------------------

BRAZILIAN BIDDER SAYS WHEELING-PITT WILL COMPLEMENT, COMPLETE ITS OPERATIONS

By LEN BOSELOVIC

August 30, 2006

Aug. 30-- Companhia Siderurgica Nacional was prepared to build a Kentucky steel mill until a few days before Christmas, when the Brazilian steelmaker found the missing link to its North American expansion dreams farther up the Ohio River.

What caught the eye of Marcos Lutz, CSN's point man on the project, was a rolling mill at Wheeling, W.Va.-based Wheeling-Pittsburgh Steel.

The mill converts steel slabs into coils that can then be converted into higher-profit sheet products, a process CSN lacks. It has the slabs and a small plant in Terre Haute, Ind., that can make coils, but not the vital equipment in between. Wheeling-Pitt, on the other hand, can't make enough slabs to keep its rolling mill humming all the time.

"Everything that is needed for Wheeling, we have, and everything that Wheeling has, we need," says Mr. Lutz, 37, CSN's managing director for infrastructure and energy.

Rather than build the Kentucky rolling mill, CSN is casting its lot with Wheeling-Pitt, a twice-bankrupt steelmaker that is also being pursued by Esmark, a Chicago area steel processor with the unusual objective of wanting to be a steel producer.

The battle for control of Wheeling-Pitt will come to a head Nov. 17, when its shareholders meet in suburban Pittsburgh to elect directors and vote on the

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proposed alliance with CSN. Esmark is offering its own slate of directors and intends to merge with Wheeling-Pitt if its nominees take over the board room.

Between now and then, CSN and Esmark will press their case to Wheeling-Pitt's shareholders, who could end up owning a minority stake in their company no matter whose bid triumphs. Those shareholders include about 2,500 members of the United Steelworkers union who work for Wheeling-Pitt and are backing Esmark's bid.

Mr. Lutz, who says he is a member of a union, believes the USW will eventually come around.

"They will understand we are bringing good for the community," he says. "I have a great impression of the Wheeling people, what they've been through. I think they're very motivated."

CSN would get a 49.5 percent stake in Wheeling-Pitt in exchange for contributing its Indiana plant and $225 million in convertible debt. Its stake could increase to 64 percent if the debt is converted to stock, a transaction that would require USW approval.

"We'd rather have a higher stake in the company, but 49.5 percent is enough," Mr. Lutz says.

Wheeling-Pitt has turned in a spotty performance since emerging from a second bout of bankruptcy in 2003. It flourished as the industry roared back to prosperity in 2004, but lost $33.8 million last year. This year, better-than-anticipated second- quarter profits of $9.3 million offset a first-quarter loss of $2.1 million.

The subpar performance was blamed on equipment problems, including a balky steelmaking furnace that was the linchpin of the company's reorganization. Other factors were restraints placed on the company by lenders, and rising costs for energy and raw materials.

Esmark holds Wheeling-Pitt Chairman and Chief Executive Officer James G. Bradley accountable and plans to fire him if it succeeds. Mr. Lutz says that given equipment and other handicaps, Mr. Bradley and management "have done a great job."

Allying with Wheeling-Pitt is one component of a $5-billion plan that will double the Rio de Janeiro steelmaker's steel output and expand its iron ore mine. Finding a U.S. market for many of those slabs is where Wheeling-Pitt comes in, Mr. Lutz says. CSN controls much of the Brazilian market for sheet products and has to look to other markets to grow.

"We need to expand abroad," he says, adding that CSN foresees no problems in financing its expansion plans.

A foreign partner would be nothing new for Wheeling-Pitt, which has joint ventures with companies from Russia, Japan and South Korea.


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
PITTSBURGH POST-GAZETTE
-----------------------

WHEELING-PITTSBURGH'S SUITORS

August 30, 2006

Companhia Siderurgica Nacional

The Brazilian steelmaker earned $904 million in 2005 on revenue of $4.7 billion and production of 5.7 million tons.

CSN would contribute its Terre Haute, Ind., steel processing plant and $225 million in convertible debt in exchange for a 49.5 percent stake in Wheeling-Pitt, leaving current stockholders with a 50.5 percent stake.

CSN could control 64 percent of Wheeling-Pitt within three years if the $225 million in debt is converted to stock, a move that would require approval of the United Steelworkers union.

Esmark

The Chicago Heights, Ill., processor and distributor was founded in 2003 by former U.S. Steel executive James P. Bouchard and his brother. It expects to have 2006 pretax income of $33 million.

Esmark is backed by Franklin Mutual Advisors and the USW.

The company is proposing a slate of directors that includes former Alcoa president C. Frederick Fetterolf. If they are elected, Esmark would contribute its 10 plants and $200 million cash in exchange for a 64 percent stake in Wheeling-Pitt.

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
TRIBUNE-REVIEW
--------------

BRAZILIAN STEELMAKER ASSURES UNIONS IT WILL KEEP, CREATE JOBS

By C.M. MORTIMER

Wednesday, August 30, 2006

A top executive of Companhia Siderurgica Nacional said Tuesday the company has assured the United Steelworkers union that its plans to merge with Wheeling-Pittsburgh Corp. will likely create jobs, not take them away.

However, the third-largest Brazilian steelmaker said that if the merger collapses, it has a backup plan to build a hot strip mill in Kentucky to realize its goal of gaining a larger presence in the United States.

"Since January, we've been assuring them (steelworkers union) we're not laying off anybody. We need more people for the expansion," said Marcos Lutz, managing director of infrastructure and energy for Companhia Siderurgica Nacional. Lutz is also the chief executive responsible for negotiations with Wheeling-Pittsburgh.

Wheeling-Pittsburgh Steel Corp. also has a Plan B if the merger fails, but CEO James G. Bradley declined to divulge details yesterday.

Lutz and Bradley shared observations yesterday during an interview at the Renaissance Hotel, Downtown. Both were in town following Monday sessions with the United Steelworkers.

Last month, Esmark Inc., a Chicago-based group of steel service companies, announced a $1.1 billion hostile takeover bid for Wheeling-Pittsburgh Corp., parent of troubled Wheeling-Pittsburgh Steel, the company's primary operating subsidiary.

The United Steelworkers union filed a grievance last week to block the Brazilian company's merger plans, contending the move breaches their contract.

"We want to study both proposals. To be honest, both proposals are impressive. But we want what is best for our membership," said Santo Santoro, a United Steelworkers representative who represents union locals in Ohio and parts of northern West Virginia.

"Neither (proposal) has plans to cut union jobs, but we also don't want someone to grab us and spin us off...and chop us up."

Wheeling-Pittsburgh, which employs about 3,100 workers at plants in West Virginia, Ohio and at a cold-rolled sheet steel plant in Allenport, Washington County, has a tentative agreement to merge with Companhia Siderurgica Nacional.

The proposed alliance would see the Brazilian firm put up a Terre Haute, Ind., finishing mill and $225 million, convertible within three years to a new common stock in a combined Wheeling-Pittsburgh Steel. A holding company would be formed to run the firm.

Also, a 10-year steel slab supply agreement would be sealed with the Brazilian steelmaker, along with commitments to increase capacity of the hot-strip mill in Mingo Junction, near Steubenville, Ohio. A galvanizing line would be added at Terre Haute.

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Bradley said Esmark Inc. is a "good steel processing company," but its proposal lacks a strategic vision.

"They have no slab capability, and their products don't fit with ours. They don't bring production capability. We're a steelmaker with different issues," Bradley said. Wheeling-Pittsburgh Corp. hopes to have shareholders vote on the plan at the company's annual meeting on Nov. 17 in Pittsburgh.

C.M. Mortimer can be reached at cmortimer@tribweb.com or (724) 836-5252.


                                      # # #



The information contained in the foregoing articles, other than historical information, consists of forward-looking statements within the meaning of
Section 27A of the Securities Act and Section 21E of the Securities Exchange Act. In particular, statements containing estimates or projections of future operating or financial performance are not historical facts, and only represent a belief based on various assumptions, all of which are inherently uncertain. Forward-looking statements reflect the current views of management and are subject to a number of risks and uncertainties that could cause actual results to differ materially from those described in such statements. These risks and uncertainties include, among others, factors relating to (1) the risk that the businesses of CSN Holdings, LLC and Wheeling-Pittsburgh will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) the ability of CSN, CSN Holdings and Wheeling-Pittsburgh to realize the expected benefits from the proposed strategic alliance, including expected operating efficiencies, synergies, cost savings and increased productivity, and the timing of realization of any such expected benefits; (3) lower than expected operating results for Wheeling-Pittsburgh for the remainder of 2006 or for the strategic alliance; (4) the risk of unexpected consequences resulting from the strategic alliance; (5) the risk of labor disputes, including as a result of the proposed strategic alliance or the failure to reach a satisfactory collective bargaining with the production employees; (6) the ability of the strategic alliance to operate successfully within a highly cyclical industry; (7) the extent and timing of the entry of additional competition in the markets in which the strategic alliance will operate; (8) the risk of decreasing prices for the strategic alliance's products; (9) the risk of significant supply shortages and increases in the cost of raw materials, especially carbon slab supply, and the impact of rising natural gas prices; (10) rising worldwide transportation costs due to historically high and volatile oil prices; (11) the ability of the strategic alliance to complete, and the cost and timing of, capital improvement projects, including upgrade and expansion of Wheeling-Pittsburgh's hot strip mill and construction of an additional galvanizing line; (12) increased competition from substitute materials, such as aluminum; (13) changes in environmental and other laws and regulations to which the strategic alliance are subject; (14) adverse changes in interest rates and other financial market conditions; (15) failure of the convertible financing proposed to be provided by CSN to be converted to equity; (16) changes in United States trade policy and governmental actions with respect to imports,


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
particularly with respect to restrictions or tariffs on the importation of carbons slabs; and (17) political, legal and economic conditions and developments in the United States and in foreign countries in which the strategic alliance will operate. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, and any changes in such assumptions or factors could cause actual results to differ materially from current expectations. CSN, CSN Holdings and Wheeling-Pittsburgh assume no duty to update forward-looking statements. Reference is made to a more complete discussion of forward-looking statements and applicable risks contained in CSN's and Wheeling-Pittsburgh's filings with the SEC.

The foregoing shall not constitute an offer of any securities for sale. If and when definitive documentation for the proposed strategic alliance is completed, the proposed strategic alliance will be submitted to Wheeling-Pittsburgh Corporation stockholders for their consideration. CSN Holdings will file a registration statement with the SEC, containing a preliminary proxy statement of Wheeling-Pittsburgh Corporation and a preliminary prospectus of CSN Holdings and other relevant documents concerning the proposed strategic alliance. Stockholders of Wheeling-Pittsburgh are urged to read the registration statement and the definitive proxy statement/prospectus, and any other relevant documents filed with the SEC, if and when they become available, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the proxy statement/prospectus, as well as other filings containing information about CSN, CSN Holdings and Wheeling-Pittsburgh, at the SEC's website at www.sec.gov.

CSN and CSN Holdings and their respective directors, authorized persons, executive officers and other employees may be deemed to be participants in the solicitation of proxies from the stockholders of Wheeling-Pittsburgh in connection with the proposed strategic alliance. Information about the directors and executive officers of CSN, including those acting as the authorized persons and executive officers of CSN Holdings LLC, is set forth in CSN's Annual Report on Form 20-F for the 2005 fiscal year, as filed on July 3, 2006. CSN and CSN Holdings and their respective directors, authorized persons and executive officers do not own any shares of WPC.

Additional information regarding potential participants in the proxy solicitation and their respective interests may be obtained by reading the proxy statement/prospectus regarding the proposed strategic alliance if and when it becomes available.


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